

February 15, 2011

Mr. Richard M. Gunst
Senior Vice President and Chief Financial Officer
DeVry Inc.
3005 Highland Parkway
Downers Grove, Illinois 60515

> **Re: DeVry, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed August 25, 2010**
> **Form 10-Q for the quarter ended December 31, 2010**
> **File No. 1-13988**

Dear Mr. Gunst:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Liquidity and Capital Resources, page 63

1. We note from your disclosures on page 63, that you have entered into a limited default risk sharing arrangement for certain supplementary loan programs funded by private lenders. Please tell us in more detail about the nature and extent of your involvement in these risk sharing arrangements and the risks and obligations you have assumed. Please tell us the total amount of reserves recorded at June 30, 2010 and the related expense recorded in the past two fiscal years. Also tell us how you estimated these amounts and the accounting literature you considered in determining the appropriate accounting treatment for these arrangements.

2. We note from your disclosures on page 66, that as of June 30, 2010, $209.8 million, or 66% of your total cash balance, relates to your international operations. You disclose your intention to indefinitely reinvest this cash and subsequent earnings and cash flows to improve and expand facilities and operations of your international schools and pursue business opportunities outside of the United States. For this reason, the majority of your cash at June 30, 2010 is not available for domestic general corporate purposes. Since the majority of your operations are located in the United States, please expand your liquidity disclosures to clearly describe how your international cash policy affects your liquidity. Your discussion and analysis should provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

FAX: Pat Unzicker (630) 353-3987